The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 27, 2026

Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026, and product supplement no. 3-I dated April 17, 2026	Registration Statement Nos. 333-293684 and 333-293684-01 Dated October , 2026 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation due November 2, 2028 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	If the notes are not automatically called, investors will receive the greater of uncapped exposure to any appreciation of the price of one share of the common stock of Constellation Energy Corporation and the Contingent Minimum Return of at least 44.00%* at maturity, as compared to the Initial Stock Price.
•	Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Final Stock Price is less than the Initial Stock Price by more than 30.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes will be automatically called if the closing price of one share of the Reference Stock is greater than or equal to the Initial Stock Price on the Review Date.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Stock:	The common stock of Constellation Energy Corporation, no par value (Bloomberg ticker: CEG UW). We refer to Constellation Energy Corporation as “Constellation Energy.”
Automatic Call:	On the Review Date, if the closing price of one share of the Reference Stock is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment plus a call premium amount per note that will be payable on the Call Settlement Date.
Payment if Called:	If the notes are automatically called, you will receive one payment of $1,000 plus a call premium amount equal to at least 22.00%. The actual call premium will be provided in the pricing supplement and will not be less than 22.00%.
Payment at Maturity:	If the notes have not been automatically called and the Final Stock Price is greater than or equal to the Initial Stock Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return, subject to the Contingent Minimum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × the greater of (i) Stock Return and (ii) the Contingent Minimum Return)
If the notes have not been automatically called and the Final Stock Price is less than the Initial Stock Price by up to 30.00%, you will receive the principal amount of your notes at maturity.
If the notes have not been automatically called and the Final Stock Price is less than the Initial Stock Price by more than 30.00%, you will lose 1.42857% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price by more than 30.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Stock Return + 30.00%) × 1.42857]
You will lose some or all of your principal amount at maturity if the Final Stock Price is less than the Initial Stock Price by more than 30.00%.
Contingent Minimum Return:	At least 44.00%* *The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 44.00%
Buffer Amount:	30.00%
Downside Leverage Factor:	1.42857
Pricing Date:	On or about October 30, 2026
Original Issue Date:	On or about November 4, 2026 (Settlement Date)
Review Date*:	November 12, 2027
Call Settlement Date*:	November 17, 2027
Valuation Date*:	October 30, 2028
Maturity Date*:	November 2, 2028
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
*	Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration if the Reference Stock is no longer listed or admitted to trading on its relevant exchange and the calculation agent determines that no Replacement Reference Stock is available as described under “The Underlyings — Reference Stocks — Delisting of a Reference Stock or Nationalization of a Reference Stock Issuer” in the accompanying product supplement and “Selected Risk Considerations — Risks Relating to the Notes Generally — We May Accelerate Your Notes If a Delisting Event Occurs” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $17.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $970.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated April 17, 2026: https://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 17, 2026: https://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Stock Return:	(Final Stock Price – Initial Stock Price) Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date
Final Stock Price:	The closing price of one share of the Reference Stock on the Valuation Date
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the closing price of one share of the Reference Stock and is set initially at 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement for further information.
CUSIP:	46661QT96

JPMorgan Structured Investments —	PS- 1
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a hypothetical Initial Stock Price of $100.00, a call premium of 22.00% and a Contingent Minimum Return of 44.00%, and reflects the Buffer Amount of 30.00% and the Downside Leverage Factor of 1.42857. The hypothetical Initial Stock Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Stock Price. The actual call premium and Contingent Minimum Return will be provided in the pricing supplement and will not be less than 22.00% and 44.00%, respectively. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Review Date			The notes are not automatically called.
Closing price of one share of the Reference Stock on the Review Date	Appreciation/ Depreciation of Reference Stock on Review Date	Total Return on Call Settlement Date	Final Stock Price	Stock Return	Total Return
$160.00	60.00%	22.00%	$160.00	60.00%	60.00000%
$150.00	50.00%	22.00%	$150.00	50.00%	50.00000%
$144.01	44.01%	22.00%	$144.01	44.01%	44.01000%
$144.00	44.00%	22.00%	$144.00	44.00%	44.00000%
$140.00	40.00%	22.00%	$140.00	40.00%	40.00000%
$130.00	30.00%	22.00%	$130.00	30.00%	44.00000%
$120.00	20.00%	22.00%	$120.00	20.00%	44.00000%
$110.00	10.00%	22.00%	$110.00	10.00%	44.00000%
$105.00	5.00%	22.00%	$105.00	5.00%	44.00000%
$102.50	2.50%	22.00%	$102.50	2.50%	44.00000%
$100.00	0.00%	22.00%	$100.00	0.00%	44.00000%
$97.50	-2.50%	N/A	$97.50	-2.50%	0.00000%
$95.00	-5.00%	N/A	$95.00	-5.00%	0.00000%
$90.00	-10.00%	N/A	$90.00	-10.00%	0.00000%
$80.00	-20.00%	N/A	$80.00	-20.00%	0.00000%
$70.00	-30.00%	N/A	$70.00	-30.00%	0.00000%
$69.99	-30.01%	N/A	$69.99	-30.01%	-0.01429%
$60.00	-40.00%	N/A	$60.00	-40.00%	-14.28571%
$50.00	-50.00%	N/A	$50.00	-50.00%	-28.57143%
$40.00	-60.00%	N/A	$40.00	-60.00%	-42.85714%
$30.00	-70.00%	N/A	$30.00	-70.00%	-57.14286%
$20.00	-80.00%	N/A	$20.00	-80.00%	-71.42857%
$10.00	-90.00%	N/A	$10.00	-90.00%	-85.71429%
$0.00	-100.00%	N/A	$0.00	-100.00%	-100.00000%

JPMorgan Structured Investments —	PS- 2
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: On the Review Date, the price of one share of the Reference Stock increases from the Initial Stock Price of $100.00 to a closing price of $102.50. The notes are automatically called.

Because the closing price of one share of the Reference Stock on the Review Date is greater than the Initial Stock Price of $100.00, the notes are automatically called and the investor receives a payment at maturity of $1,220.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 22.00%) = $1,220.00

Example 2. The notes are not automatically called on the Review Date, and the price of one share of the Reference Stock increases from the Initial Stock Price of $100.00 to a Final Stock Price of $105.00.

Because the Final Stock Price of $105.00 is greater than the Initial Stock Price of $100.00 and the Stock Return of 5.00% is less than the Contingent Minimum Return of 44.00%, the investor receives a payment at maturity of $1,440.00 per $1,000.00 principal amount note, calculated as follows:

$1,000 + ($1,000 × the greater of (i) 5.00% and (ii) 44.00%)

$1,000 + ($1,000 × 44.00%) = $1,440.00

Example 3. The notes are not automatically called on the Review Date, and the price of one share of the Reference Stock increases from the Initial Stock Price of $100.00 to a Final Stock Price of $160.00.

Because the Final Stock Price of $160.00 is greater than the Initial Stock Price of $100.00 and the Stock Return of 60.00% is greater than the Contingent Minimum Return of 44.00%, the investor receives a payment at maturity of $1,600.00 per $1,000.00 principal amount note, calculated as follows:

$1,000 + ($1,000 × the greater of (i) 60.00% and (ii) 44.00%)

$1,000 + ($1,000 × 60.00%) = $1,600.00

Example 4: The notes are not automatically called on the Review Date, and the price of one share of the Reference Stock decreases from the Initial Stock Price of $100.00 to a Final Stock Price of $70.00.

Although the Stock Return is negative, because the Final Stock Price of $70.00 is less than the Initial Stock Price of $100.00 by up to the Buffer Amount of 30.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 5: The notes are not automatically called on the Review Date, and the price of one share of the Reference Stock decreases from the Initial Stock Price of $100.00 to a Final Stock Price of $40.00.

Because the Final Stock Price of $40.00 is less than the Initial Stock Price of $100.00 by more than the Buffer Amount of 30.00% and the Stock Return is -60.00%, the investor receives a payment at maturity of $571.429 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 30.00%) × 1.42857] = $571.429

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the closing price of one share of the Reference Stock is greater than or equal to the Initial Stock Price on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium of at least 22.00%. The actual call premium will be provided in the pricing supplement and will not be less than 22.00%.

If the notes are not automatically called, the notes will provide the opportunity to earn an uncapped return equal to any positive Stock Return, subject to the Contingent Minimum Return. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity greater than the Contingent Minimum Return of 44.00% will be determined based on the movement of the price of one share of the Reference Stock. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing price of one share of the Reference Stock on the Review Date is greater than or equal to the Initial Stock Price, and you will be entitled to a call premium of at least 22.00%. If the notes are automatically called prior to maturity, your return on the notes may be less than the performance of the Reference Stock as measured from the Initial Stock Price to the Review Date. Even in the case where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — If the notes are not automatically called, we will pay you your principal back at maturity if the Final Stock Price is equal to the Initial Stock Price or is less than the Initial Stock Price by up to 30.00%. If the Final Stock Price is less than the Initial Stock Price by more than the 30.00%, for every 1% that the Final Stock Price is less than the Initial Stock Price by more than 30.00%, you will lose an amount equal to 1.42857% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	RETURN DEPENDENT ON A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Constellation Energy. For additional information see “The Reference Stock” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. Treasury and the IRS previously requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and indicated that such transactions may be the subject to future regulations or other guidance. Treasury and the IRS have never proposed any such guidance and recently withdrew and obsoleted the Notice which requested such comments, stating that comments are no longer needed. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated in the future could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2029 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

JPMorgan Structured Investments —	PS- 4
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. Your investment will be exposed to a loss on a leveraged basis if the Final Stock Price is less than the Initial Stock Price by more than 30.00%. For every 1% that the Final Stock Price is less than the Initial Stock Price by more than 30.00% you will lose an amount equal to 1.42857% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON THE VALUATION DATE — If the Final Stock Price is less than the Buffer Amount, you will not be entitled to receive the Contingent Minimum Return at maturity. Under these circumstances, if the notes have not been automatically called and the Final Stock Price is less than the Initial Stock Price by more than the Buffer Amount of 30.00%, you will lose some of all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.
•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Final Stock Price could be less than the Initial Stock Price by more than the Buffer Amount. The Reference Stock’s volatility, however, can change significantly over the term of the notes.

JPMorgan Structured Investments —	PS- 5
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

The closing price of one share of the Reference Stock could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.

•	WE MAY ACCELERATE YOUR NOTES IF A DELISTING EVENT OCCURS — If the Reference Stock is no longer listed or admitted to trading on its relevant exchange and the calculation agent determines, in its sole discretion, that no Replacement Reference Stock (as defined in the accompanying product supplement) is available, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined by the calculation agent in good faith and in a commercially reasonable manner by reference to the values of any fixed-income debt component and any derivatives underlying the economic terms of the notes as of the date of the notice of acceleration. If the payment on your notes is accelerated, your investment may result in a loss, and you may not be able to reinvest your money in a comparable investment. Please see “The Underlyings — Reference Stocks — Delisting of a Reference Stock or Nationalization of a Reference Stock Issuer” in the accompanying product supplement for more information.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes, call premium and Contingent Minimum Return will be provided in the pricing supplement and may be as low as the minimums set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, call premium and Contingent Minimum Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Constellation Energy, including extending loans to, or making equity investments in, Constellation Energy or providing advisory services to Constellation Energy. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Constellation Energy, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to

JPMorgan Structured Investments —	PS- 6
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity”.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Reference Stock.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Reference Stock

•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments —	PS- 7
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

•	LIMITED TRADING HISTORY — The Reference Stock commenced trading on The Nasdaq Stock Market LLC on February 2, 2022, and therefore has limited historical performance. Accordingly, historical information for the Reference Stock is available only since that date. Past performance should not be considered indicative of future performance.

JPMorgan Structured Investments —	PS- 8
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Constellation Energy is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Constellation Energy is a producer of carbon-free energy and a supplier of energy products and services to businesses, homes, community aggregations and public sector customers across the continental United States. The common stock of Constellation Energy, no par value (Bloomberg ticker: CEG UW), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”, and is listed on the Nasdaq Stock Market LLC, which we refer to as the relevant exchange for purposes of Constellation Energy in the accompanying product supplement. Information provided to or filed with the SEC by Constellation Energy pursuant to the Exchange Act can be located by reference to SEC file number 001-41137, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock based on the weekly historical closing prices of one share of the Reference Stock from February 2, 2022 through October 23, 2026. The Reference Stock commenced trading on The Nasdaq Stock Market LLC on February 2, 2022, and therefore has limited historical performance The closing price of one share of the Reference Stock on October 26, 2026 was $252.48. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

The historical closing prices of one share of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Pricing Date, the Review Date or the Valuation Date. There can be no assurance that the performance of the Reference Stock will result in the return of any of your principal amount at maturity or the payment of any interest.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at

JPMorgan Structured Investments —	PS- 9
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation

that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on a Single Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes and plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

JPMorgan Structured Investments —	PS- 10
Auto Callable Buffered Equity Notes Linked to the Common Stock of Constellation Energy Corporation